Exhibit 99.1

N   E   W   S      R   E   L   E   A   S   E

Siyata Mobile Teams with Mobile Tornado to Offer Leading

Push-to-Talk Over Cellular Application on SD7 Handset

VANCOUVER, BC / ACCESSWIRE / June 20, 2023 / Siyata Mobile Inc. (NASDAQ:SYTA)(NASDAQ:SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, today announced that Mobile Tornado Group Plc (AIM: MBT) (“Mobile Tornado”), a leading provider of critical communications solutions for Tier 1 Mobile operators, will offer its robust Push-to-Talk application on Siyata Mobile’s SD7 Handset.

Headquartered in the United Kingdom, Mobile Tornado offers a robust range of telecom solutions comprised of Industry leading Push-to-Talk over Cellular and Workforce Management, all geared towards improving the productivity and performance of its commercial customers.

Marc Seelenfreund, CEO of Siyata, stated, “Following the success of the first integration which encompassed our UV350 In-Vehicle device and Mobile Tornado’s Push-to-Talk solution, we are pleased to expand our relationship and provide our SD7 handsets as an additional platform for their Push-to-Talk solution for first responders and enterprise customers. We are continuing to expand our ecosystem of PTT application partners to increase sales opportunities and grow our business.”

Shahar Doron, Managing Director for Mobile Tornado Labs commented, “Mobile Tornado is pleased to work with an innovative company like Siyata Mobile to offer our technology across their unique Push-to-Talk devices for our mutual customers. We are excited to integrate our Push-to-Talk solution with another one of Siyata’s industry leading handsets.”

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next-generation Push-To-Talk over Cellular devices, cellular booster systems, and video monitoring solutions. Its portfolio of in-vehicle and rugged devices enables first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise-grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak, and within vehicles for the maximum cellular signal strength possible.

For its video monitoring system, Siyata integrates software that we license with off-the-shelf hardware providing our customers with an integrated advanced camera system for management and visual monitoring of their fleet vehicles.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA,” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”) and in subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

- END -